SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated May 27, 2020 re TAT Technologies Ltd. Reports First Quarter 2020 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports First Quarter 2020 Results

GEDERA, Israel, May 27, 2020 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the three-month period ended March 31, 2020.

Financial highlights for the first quarter of 2020 (unaudited):

•	Revenues for Q1 2020 increased by 9% to $25.4 million, compared with $23.3 million in Q1 2019.

•	Gross profit for Q1 2020 increased by 36% to $4.5 million (17.8% of revenues), compared with $3.3 million (14% of revenues) in Q1 2019.

•	EBITDA for Q1 2020 increased by 69% to $2.2 million compared with $1.3 million in Q1 2019.

•	Net income for Q1 2020 increased to $0.45 million, or $0.05 per diluted share, compared with a net income of $0.1 million, or a net income of $0.01 per diluted share in Q1 2019.

Mr. Igal Zamir, TAT’s CEO and President commented on the results: “During the first quarter of 2020 we continued our growth and improvement trend that started in 2019. However, since mid-March we have been affected by the impact of the COVID 19 pandemic on the global aerospace industry, especially the commercial sector. As a result, we are now facing decline in both our MRO and OEM activity. TAT has taken the necessary measures to adjust its operating expenses to the decline in demand. However, we currently have low visibility on the duration and pace of recovery. We believe that the combination of a strong balance sheet and cash position, our military and cargo customers and the measures that have been taken to reduce expenses, will help us to successfully endure this challenging period”.

COVID-19 Update
In March 2020, the novel strain of coronavirus ("COVID-19") was recognized as a pandemic by the World Health Organization, and the outbreak became increasingly widespread in Israel, the United States and in other countries in which we operate.

TAT is following all guidelines and directives from governmental and regulatory agencies across its global operations in order to continue operating safely and responsibly, while meeting the needs of customers. In efforts to maintain a safe work environment and help contain the spread of COVID-19, the Company has transitioned to a work-from-home policy for those that are able and has suspended all non-essential employee travel and events. The Company will continue to monitor the development of and responses to the COVID-19 pandemic and the impact of COVID-19 on its business and respond accordingly. The full impact of the COVID-19 outbreak on the Company continues to evolve subsequent to the quarter ended March 31, 2020 and as of the date these unaudited financial statements are issued. As such, the full magnitude that the pandemic will have on the Company’s financial condition, liquidity and future results of operations is uncertain. As the pandemic continues to impact operations of businesses across the world, our ability to meet customer demands for products may be impaired or, similarly, our customers (including airlines and maintenance shops)  have experienced and may continue to experience adverse business consequences. Given the evolution of the COVID-19 pandemic and the varied global responses to curb its spread, the Company is not presently able to estimate the effects of the COVID-19 outbreak on its future results of operations, financial condition or liquidity for fiscal year 2020.

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents Adjusted EBITDA.  The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Adjusted EBITDA is calculated as net income excluding the impact of: the Company's share in results of affiliated companies, share-based compensation, taxes on income, financial (expenses) income, net, and depreciation and amortization. Adjusted EBITDA, however, should not be considered as alternative to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor it is meant to be predictive of potential future results. Adjusted EBITDA is not measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of Adjusted EBITDA in pages 11 below.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Mr. Ehud Ben-Yair
Chief Financial Officer
Tel: 972-8-862-8503
ehudb@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	March 31,	December 31,
	2020	2019
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$16,375	$15,959
Accounts receivable, net	20,445	21,167
Inventory, net	44,309	43,907
Other current assets and prepaid expenses	1,883	2,605

Total current assets	83,012	83,638

NON-CURRENT ASSETS:
Investment in affiliates	858	956
Funds in respect of employee rights upon retirement	1,205	1,404
Deferred income taxes	236	228
Intangible assets, net	743	777
Property, plant and equipment, net	20,983	21,008
Operating lease right of use assets	8,155	6,664

Total non-current assets	32,180	31,037
Total assets	$115,192	$114,675

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	$8,896	$11,981
Accrued expenses	9,171	7,393
Operating lease liabilities	1,654	1,330

Total current liabilities	19,721	20,704

NON CURRENT LIABILITIES:
Other long-term liabilities	49	62
Liability in respect of employee rights upon retirement	1,623	1,751
Deferred income taxes	1,420	1,100
Operating lease liabilities	6,626	5,688

Total non-current liabilities	9,718	8,601
Total liabilities	29,439	$29,305

EQUITY:
Share capital	2,809	2,809
Additional paid-in capital	65,613	65,573
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive income (loss)	(77)	26
Retained earnings	19,496	19,050
Total shareholders' equity	85,753	85,370

Total liabilities and shareholders' equity	$115,192	$114,675

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Three months ended		Year ended
	March 31,		December 31,
	2020	2019	2019
	(Unaudited)	(Unaudited)	(Audited)

Revenues:
Products	$7,257	$5,900	$25,019
Services	18,093	17,396	77,013
	25,350	23,296	102,032

Cost of goods:
Products	5,794	5,096	21,557
Services	15,043	14,950	64,913
	20,837	20,046	86,470
Gross Profit	4,513	3,250	15,562

Operating expenses:
Research and development, net	60	23	74
Selling and marketing	1,234	1,053	5,259
General and administrative	2,193	2,057	8,251
	3,487	3,133	13,584

Operating income	1,026	117	1,978

Financial income (expenses), net	160	(226)	(451)

Income (loss) before taxes on income (tax benefit)	1,186	(109)	1,527

Taxes on income (tax benefit)	642	(188)	589

Income before equity investment	544	79	938

Share in results of affiliated companies	(98)	(19)	(132)

Net income	$446	$60	$806

Basic and diluted income per share

Net income per share	$0.05	$0.01	$0.1

Weighted average number of shares outstanding
Basic	8,874,696	8,874,696	8,874,696
Diluted	8,874,696	8,874,696	8,874,696

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2020	2019	2019
	(Unaudited)	(Unaudited)	(Audited)

Net income	$446	$60	$806
Other comprehensive income (loss)
Net unrealized incomes (losses) from derivatives	(108)	230	372
Reclassification adjustments for gains included in net income and inventory	5	16	(140)
Total other comprehensive income	$343	$306	$1,038

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	TAT Technologies Ltd. Shareholders
	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2017	9,122,501	$2,802	$65,073	$135	$(2,088)	$22,652	$88,574
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2018:
Comprehensive income	-	-	-	(341)	-	(4,408)	(4,749)
Share based compensation	-	-	272	-	-	-	272
Exercise of options	26,668	7	190	-	-	-	197
BALANCE AT DECEMBER 31, 2018	9,149,169	$2,809	$65,535	$(206)	$(2,088)	$18,244	$84,294
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2019:
Comprehensive income	-	-	-	232	-	806	1,038
Share based compensation	-	-	38	-	-	-	38
BALANCE AT DECEMBER 31, 2019	9,149,169	$2,809	$65,573	$26	$(2,088)	19,050	$85,370

CHANGES DURING THE THREE MONTHS ENDED MARCH 31, 2020 (unaudited):
Comprehensive income (loss)	-	-	-	(103)	-	446	343
Share based compensation expenses	-	-	40	-	-	-	40
BALANCE AT MARCH 31, 2020 (unaudited)	9,149,169	$2,809	$65,613	$(77)	$(2,088)	$19,496	$85,753

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2020	2019	2019
	(Unaudited)	(Unaudited)	(audited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$446	$60	$806
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	1,055	1,070	4,372
Loss (gain) from change in fair value of derivatives	109	(234)	(311)
Provision for doubtful accounts	205	-	38
Share in results of affiliated Company	98	19	132
Share based compensation	40	72	38
Non cash finance expense	(229)	142	354
Liability in respect of employee rights upon retirement	(128)	(191)	(897)
Deferred income taxes, net	312	(630)	(450)
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	517	(1,670)	(1,928)
Decrease in other current assets and prepaid expenses	710	947	2,500
Decrease in inventory	(402)	(2,593)	(5,388)
Increase (decrease) in trade accounts payable	(3,184)	1,337	3,292
Increase in accrued expenses	1,778	1,002	982
Decrease in other long-term liabilities	(13)	(58)	(118)
Net cash provided by (used in) operating activities	$1,314	$(727)	$3,422

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in affiliated company	-	-	(10)
Funds in respect of employee rights upon retirement	-	(22)	-
Purchase of property and equipment	(898)	(947)	(3,403)
Cash flows used in investing activities	$(898)	$(969)	$(3,413)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash flows provided by financing activities	$-	$-	$-

Net increase (decrease) in cash and cash equivalents	416	(1,696)	9

Cash and cash equivalents at beginning of period	15,959	15,950	15,950

Cash and cash equivalents at end of period	$16,375	$14,254	$15,959

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(In thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2020	2019	2019

Net income	$446	$60	$806
Adjustments:
Share in results and sale of equity investment of affiliated companies	98	19	132
Taxes on income (tax benefit)	642	(188)	589
Financial income (expenses), net	(160)	226	451
Depreciation and amortization	1,103	1,070	4,516
Share based compensation	40	72	38
Adjusted EBITDA	$2,169	$1,259	$6,532

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer

Date: May 27, 2020